EXHIBIT 3.9

SECOND AMENDMENT TO

SECOND RESTATED BYLAWS

OF

HORNBECK OFFSHORE SERVICES, INC. (f/k/a

HORNBECK-LEEVAC MARINE SERVICES, INC.)

Effective September 26, 2003

Section 4.12 is hereby deleted in its entirety and amended to read as follows:

Section 4.12. Advisory and Other Committees. The Board of Directors may appoint an audit committee, compensation committee, nominating committee and such other committees of two or more directors each as the Board of Directors may deem appropriate, and each such committee shall have such powers, duties and responsibilities as the Board of Directors may determine. In addition, the Board of Directors may, for its convenience and at its discretion, appoint one or more advisory committees of two or more directors each; but, no advisory committee shall have any power or authority except to advise the Board of Directors. All of the committees referred to above shall exist solely at the pleasure of the Board of Directors. The audit, compensation and nominating committees shall, and other committees may at the discretion of the committee unless otherwise directed by the Board of Directors, each keep minutes of the proceedings of such committee and, to the extent kept, such minutes shall be reported to the Board of Directors when required. Any minutes of the proceedings of such committees shall be placed in the minute books of the Corporation. Each member of the committees referred to above shall receive such compensation for such committee membership and participation in committee meetings, including reimbursement for reasonable expenses actually incurred by him by reason of such membership, as may be approved from time to time by the Board of Directors.